Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

December 15, 2009	VIA FAX 703-813-6982

Mr. Mark C. Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Re:	Dune Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 3, 2009
Response letter dated November 18, 2009
File No. 1-32497

Dear Mr. Shannon:

This letter is in response to your Comment Letter referenced above. Set forth below are our responses addressing each of the items set forth in your Comment Letter.

For your convenience, I have numbered the Company’s responses below in accordance with the comments received in your Comment Letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties

Overview, Page 2

1.	We have reviewed your response to prior comment five of our letter. Please tell us how much cumulative gas and water from the Tusc C reservoir the down dip well to the Comite No. 1 produced and the length of time the well produced from the Tusc C reservoir. Also, tell us the name of the down dip well, how far down dip this well is from the Comite No. 1 and the distance between the two wells’ surface location.

Response: The well that is down dip of the Cobb #1 that produced from the Tusc C sand is the OFM #1 drilled by Exxon in 1985 (API #1703320147). This well produced 553 MMCF, and 15.7 MBW from May 1985 to June 1988 from the Tusc C sand. The well is 59 feet structurally down dip from the Cobb #1 and the two wells are about 5,000 feet apart.

Supplemental Oil and Gas Information

Proved Reserves, page F-28

2.	We have received your response to prior comment eight. We requested that you provide this information for each year reported which would include 2006 and 2007. You only provided the information for 2008.

Response: The revision due to price changes for 2006 was -1 MBO and -583 MMCF; the revision due to performance was 190 MBO and 11,043 MMCF. The revision due to price changes for 2007 was -15 MBO and -327 MMCF; the revision due to performance was 360 MBO and 4,999 MMCF.

3.	We have reviewed your response to prior comment nine. Please tell us why you believe the classification of 191 MBO at Welder Ranch and 11,625 MMCF of natural gas at Newark East as proved reserves was appropriate in view of the fact that these reserves were ultimately revised downward due to poor performance.

Response: The reserves that were originally assumed for Welder Ranch and Newark East were based on the performance of wells in the area or analogus wells in the same trend. These analogus wells were used to estimate reserves since there was not enough performance history from the actual wells completed in these fields. However, as the wells in Welder Ranch and Newark East produced, their performance was below expectations and the reserves were removed.

Very truly yours,

/s/    Frank T. Smith

Frank T. Smith

Chief Financial Officer

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